May 26, 2005

Mr. George F. Ohsiek, Jr.

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Questar Pipeline Company

File No. 0-14147

Form 10-K for the fiscal year ended December 31, 2004

Filed March 30, 2005

Dear Mr. Ohsiek:

This letter provides Questar Pipeline Company’s (Questar Pipeline) response to your letter dated May 12, 2005 regarding our Form 10-K for the year ended December 31, 2004.

We are filing our response letter as a correspondence file on EDGAR pursuant to our telephone conversation on May 26, 2005. Our response sets forth each of the Staff’s comments followed by our response.

Please do not hesitate to contact me at (801) 324-5497 or by facsimile at (801) 324-5483.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/S. E. Parks

May 12, 2005 Comment Letter

Comment No. 1:  [General]

Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Comment No. 2: [Consolidated Balance Sheets]

Supplementally tell us if you have included within accounts receivable an estimate of the accounts that are uncollectible at the balance sheet date. If you have not, additionally explain to us why management, based on analysis of the receivables and past charge-off experience, believes that no such allowance is needed. If the accounts receivable balance is net of an allowance, please separately disclose that amount on the face of the financial statements or in a footnote. Also, if the balance of the allowance account and/or activity in the allowance is material, please provide Schedule II – Valuation and Qualifying Accounts. See Rules 5-04 and 12-09 of Regulation S-X. Alternatively, you may provide the roll-forward information for the allowance account in the notes to the financial statements or in MD&A.

Response:

We have incurred no losses from uncollectible receivables and consequently have not found it necessary to accrue an allowance for bad debts, during the three years included in our report on Form 10-K. We have less than 100 customers and the majority of our services are provided under long-term contracts. We have provisions under our tariff that allow us to demand deposits or other credit support if a customer becomes delinquent or not creditworthy.

Comment No. 3: [Notes to Financial Statements – General]

Please disclose the information required by paragraph 26 of SFAS 131. Also, to the extent operating segments have been aggregated, please provide us supplementally with your basis for such aggregation.

Response:

We have one material operating segment. Management evaluates the performance of the Questar Pipeline business as one business since the organization and employees are not separated by the various services provided. About 91% of our revenues come from interstate transportation and storage services.  Authorized rates for transportation and storage services have been set by the Federal Energy Regulatory Commission (FERC) in a combined rate hearing using the cost of service for both functions. Other activities are incidental to the transportation and storage services and are not significant to Questar Pipeline.

Comment No. 4: [Notes Accompanying Consolidated Financial Statements, Note 1 Summary of Significant Accounting Policies, Revenue Recognition]

Please clarify your policy on how revenue is recognized for each type of business you conduct (such as transportation, storage, carbon-dioxide processing, and other) with regards to the delivery and performance requirements of Topic 13:A of SAB 104.

Response:

Revenues from each of our services are recognized in the period that the service is provided. The majority of these revenues are demand based and are recorded in accordance with customer contracts. Volumetric revenues are recorded each month based on quantities of natural gas handled during the month. We will add the following sentence to Note 1 in the section on Revenue Recognition in future Form 10-K filings: “Revenues are recognized in the period that services are provided.”

Comment No. 5: [Property, Plant and Equipment]

Please help us understand what you mean when you say that gains and losses on asset disposals are recorded as adjustments in accumulated depreciation. Also revise your future filings to clarify the disclosure accordingly.

Response:

We account for property, plant and equipment of our rate regulated businesses in accordance with the FERC “Gas Plant Instructions” as set forth in the Code of Federal Regulations 18 Part 201. Under these instructions, at the time of retirement the original cost of an asset is credited to the fixed asset account and the accumulated depreciation account is debited with the original cost plus the cost of removal net of any salvage value. This results in any gains or losses that would otherwise be recorded in the income statement at the time of retirement being recorded as adjustments to the accumulated depreciation account. We will add this explanation to Note 1 in the Property, Plant and Equipment section in future Form 10-K filings.

Comment No. 6: [Impairment of Long-Lived Assets]

We note that the 200 miles of pipeline along the western segment of the Southern Trails line has not been placed in service, due to your inability to secure contracts. We also note that you are considering selling this part of your pipeline to the Los Angeles Department of Water and Power, which would require you to make a significant additional investment before the sale. In view of the preceding, please tell us whether you have performed an impairment test of these pipeline assets or asset group(s) in accordance with the provisions of SFAS 144. If a test was performed, please provide us with the results and conclusions reached by management. If a test was not performed, please ensure we understand how you determined that there were no impairment indicators requiring testing.

Response:

We performed an impairment test of the western segment of the Southern Trails pipeline as of December 31, 2004. We determined that the reasonably possible range of outcomes from the proposed sale of the pipeline segment to the Los Angeles Department of Water and Power (the most likely outcome) would range from a pretax gain of $3.8 million to a pretax loss of $5.4 million. The probability-weighted expected outcome from the proposed sale was a pretax gain of $0.3 million. We concluded that the recording of an adjustment to the value of Southern Trails was not appropriate at this time for the following reasons: (1) No agreement to sell the asset has been reached; (2) The probability-weighted expected outcome from the sale is about breakeven; and (3) Questar Pipeline has other options to develop or sell the segment if it is not sold to the Los Angeles Department of Water and Power. We will continue to evaluate the western segment of Southern Trails each quarter until it is sold or placed into service. We will add the following language to our disclosures on Southern Trails in future filings: “During the quarter Questar Pipeline performed an impairment test in accordance with the provisions of SFAS 144. Based on the results of the test, the Company has concluded that no impairment is required based on current expectations.”

Comment No. 7:  [Note 6 – Debt]

Please disclose any restrictive covenants associated with your long-term debt. Refer to paragraphs 18-19 of SFAS 5. Also disclose whether there are any subsidiary, parent, or other guarantors of your debt. Show us supplementally how the revised disclosure will read.

Response:

We will add the following clarification of our debt position in future Form 10-K filings: “Questar Pipeline has no unused letters of credit, has not pledged assets as security for loans or commitments and has no obligation to retire debt prior to stated maturities. Debt indenture covenants do not restrict payment of dividends and do not require maintenance of minimum working capital or equity levels. The Company has not guaranteed the debt of others nor have others guaranteed the Company’s debt.”

Comment No. 8:  [Note 9 – Commitments and Contingencies]

Please provide disclosures regarding the reasonably possible and/or probable losses you may incur as a result of your investigation of the potential discrepancy between the book volume of cushion gas at Clay Basin and cushion-gas volumes implied by pressure-survey data. Show us supplementally how the revised disclosures will read. Also help us understand how such a material discrepancy could arise, why you expect the investigation of the issue to take so long, and how you have determined that no adjustment to book volumes is required at this time.

Response:

The Clay Basin natural gas storage reservoir is a depleted producing reservoir. We have invested in compression facilities, additional wells, storage lines and cushion gas in order to provide storage service at Clay Basin. Periodically, we shut in the storage facilities to allow pressures to stabilize for a period of about two weeks in order to conduct pressure tests at each well. We use predictive models developed by reservoir engineers to estimate the volume of gas in the reservoir from the pressure data. This volume is compared to the book inventory of natural gas. We disclosed beginning in the 2nd quarter of 2004, that there was a potential discrepancy of zero to eleven billion cubic feet of natural gas between the cushion-gas volumes estimated based on these pressure tests and the book volumes of cushion gas. A more recent volume estimate based on a pressure test in October 2004 indicated that the estimated cushion gas volumes were close to the book inventory. These testing and estimating processes are complicated and rely heavily on the validity of reservoir models. We expect to continue to refine our reservoir model with the assistance of consultants and additional pressure testing.

We have hired several independent reservoir engineers to evaluate the pressure data and the predictive models. The process of collecting test data and analyzing the predictive model takes time, in part due to the complicated nature of the modeling and in part due to operating constraints that limit the frequency and duration of testing.

We have determined that no adjustment to the book volume of gas is indicated at this time for the following reasons:  (1) We have no evidence that gas has migrated from the reservoir; (2) The preliminary results of the October 2004 test indicated that the difference between the estimated cushion gas volumes and the book volumes was not significant; (3) Reservoir engineers are still revising the reservoir model to incorporate recent pressure survey test data; and (4) We have no evidence that a significant portion of the potential discrepancy is due to measurement errors. We will continue to monitor and update disclosures on the Clay Basin inventory issue.

We will provide the following disclosure in our future filings on Form 10-K and Form 10-Q, updated as needed:

Clay Basin Storage

Questar Pipeline continues to investigate a potential discrepancy of up to 9 bcf between the book volumes of cushion gas at Clay Basin and cushion-gas volumes inferred by pressure-survey data obtained in recent field tests. The current book volume of the cushion gas is 61.5 bcf with a book value of $99.7 million. Questar Pipeline has not determined if any gas is missing from the reservoir. Analysis to date has not revealed any leaks or gas migration out of the reservoir. Additional reservoir tests and analysis, including reservoir modeling, are under way to identify, if possible, the cause of the potential discrepancy. Current reservoir modeling suggests that the gas may still be in the reservoir but not detectible with short-duration pressure surveys. Questar Pipeline conducted pressure-survey tests during October 2004 to evaluate the reservoir when it was nearly full. Interpretation of test results indicates that the discrepancy may not be significant. Additional tests were performed during April 2005. Questar Pipeline is integrating these tests into the reservoir model. This potential discrepancy has not prevented Questar Pipeline from meeting its obligations to storage customers.

If Questar Pipeline determines that the discrepancy is due to changes in the physical conditions in the storage reservoir, the financial impact may include additional investment in cushion gas to meet service obligations. If the discrepancy is due to lost-and-unaccounted-for-gas, Questar Pipeline would expense the proportional original cost of cushion gas and could file with the FERC to recover costs from customers.  The Company believes that the reasonable possible range of losses due to lost-and-unaccounted-for-gas in the measurement process is $0 to $8 million before recovery of costs from customers or income tax effects.”

Comment No. 9:  [Item 9A.  Controls and Procedures]

Please amend your 10-K as follows:

-

Update your rule reference to Exchange Act Rule 13a-15(e).

-

Disclose your conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report,” rather than as of a date within 90 days prior to the filing date of the report. Refer to Item 307 of Regulation S-K. See also paragraph 4(c) of Exhibits 31.1 and 31.2.

Revise the disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “material” changes during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308 (c) of Regulation S-K.

-

Your principal executive and financial officers have only concluded that your disclosure controls and procedures were effective in “alerting them on a timely basis to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company’s reports filed or submitted under the Act.” Please also state, if true, whether the same officers concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e).

Response:

We will make the suggested revisions as follows:

9A.  CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by the report (the Evaluation Date). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company’s reports filed or submitted under the Exchange Act. The Company’s Chief Executive Officer and Chief Financial Officer also concluded that the controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management including its principal executive and financial officers or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls. Since the Evaluation Date, there have not been any changes in the Company’s internal controls or other factors during the most recent fiscal quarter that could materially affect such controls.

Comment No. 10: [Exhibits]

Please amend the filing to provide the certifications required by Item 601(b)(32) of Regulation S K. Please note that the amended Form 10-K should include the entire Form 10-K and not just the certifications.

Response:

We will amend our Form 10-K for 2004 to include certifications required by Item 601(b)(32) of Regulation S-K as shown below. We will also include the “302 certifications” in that amended filing.

Exhibit No. 32.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Questar Pipeline Company (the “Company”) on Form 10-K as amended for the period ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Alan K. Allred, Chief Executive Officer of the Company, and S. E. Parks, Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1)

The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

QUESTAR PIPELINE COMPANY

          Date

Alan K. Allred

President and Chief Executive Officer

          Date

S. E. Parks

Vice President and Chief Financial Officer